UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookwood Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3575 Piedmont Center, BLDG 15, Suite 820
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Winborne	404-874-7433	rw@brookwoodassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker, LLP
(Name – if individual, state last, first, and middle name)

227 West Trade St., Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

June 7, 2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brookwood Associates, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AYDEN ROE
MY COMMISSION EXPIRES
NOTARY PUBLIC
06/02/2029
DEKALB COUNTY, GEORGIA

Signature: ______________________

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brookwood Associates, L.L.C.

Financial Statements with Supplementary Information

December 31, 2025

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement bound separately has been filed with the Securities and Exchange commission simultaneously herewith as a public document.

Brookwood Associates, L.L.C

Table of Contents

December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Brookwood Associates, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C. (the "Company") as of December 31, 2025, the related statements of income and changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital as of December 31, 2025 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2021.

GreerWalker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080

Brookwood Associates, L.L.C.
Statement of Financial Condition
As of December 31, 2025

Assets

Cash & cash equivalents	$	2,307,094
Property, furniture & equipment, net		8,325
Prepaid expense		25,285
Total Assets	$	2,340,704

Liabilities & Members' Equity

Liabilities

Accounts payable & accrued liabilities	$	525,785
Deferred revenue		83,859
Total Liabilities		609,644
Members' Equity		1,731,060
Total Liabilities and Members' Equity	$	2,340,704

The accompanying notes are an integral part of these financial statements.

Brookwood Associates, L.L.C.
Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2025

Revenue	
Success fees	$ 2,632,083
Retainer fees	883,641
Referral income	27,257
Total Revenue	3,542,981
Operating Expenses	
Compensation & benefits	1,435,228
Regulatory fees & expenses	24,180
General & administrative expenses	623,704
Total Operating Expenses	2,083,112
Other Income	
Interest Income	34,914
Net Income	1,494,783
Members' Equity, Beginning Balance	1,820,782
Distributions	(1,584,505)
Members' Equity, Ending Balance	$ 1,731,060

The accompanying notes are an integral part of these financial statements.

Brookwood Associates, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activites

Net Income	$	1,494,783
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation		3,226
Changes in operating assets and liabilities:		
Accounts receivable		10,000
Prepaid expense		29,764
Accounts payable & accrued liabilities		135,595
Deferred Revenue		83,859
Net cash provided by operating activities		1,757,227
Cash Flows Used by Financing Activities		
Distributions to members		(1,584,505)
Net increase in cash & cash equivalents		172,722
Cash & cash equivalents, beginning of the year		2,134,372
Cash & cash equivalents, end of the year	$	2,307,094

The accompanying notes are an integral part of these financial statements.

4

Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code and provides merger and acquisition services and financing services to middle-market companies. The Company operates from an office in Atlanta, Georgia and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority as a broker-dealer.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB), and Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported periods. Actual results could differ from these estimates.

Segment Reporting

The company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its managing director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and noninterest bearing accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash and cash equivalents is $1,891,077 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2025.

Revenue and Expense Recognition

Under ASC Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The company recognizes revenue from the agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenue when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursement of expenses by clients offset the related expenses are included in operating expenses. During 2025, five clients had fees exceeding 10% of total client revenue, which accounted for approximately 78% of total revenue.

Advisory Fees

The Company's revenues are generated primarily through merger and acquisition-related advisory and consulting services. The Company receives advisory fees to compensate for the substantial research and analysis performed as part of the underlying transactions. The Company believes the performance obligation for providing advisory and consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received throughout the year and are recognized in the period for which the advisory services are provided. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred revenue until earned by the Company.

Transaction Fees

The Company also provides advisory services related to mergers and acquisitions and raising capital. Revenue earned for successful closing of transactions is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

As of December 31, 2025 and 2024, the Company recorded deferred revenue of $83,859 and $0, respectively. As of December 31, 2025 and 2024, the Company recorded accounts receivable of $0 and $10,000, respectively.

Leases

The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election to not recognize right-of-use (ROI) assets and lease liabilities for leases with a term of 12 months or less. The Company's primary lease was an operating lease for office space that expired in April 2025 and was renewed for a 12-month period with no further renewal options. The Company recognizes lease expense on a straight-line basis over the term of the respective lease. Total rent expense for the year ended December 31, 2025, was $154,909.

Income Taxes

The Company is a limited liability company and as such its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to difference in revenue recognition policies for financial reporting and tax purposes.

The Company's management considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financials statements. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

Property, Furniture, and Equipment

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years. Depreciation expense for year ended December 31, 2025, is $3,226.

Property, furniture, and equipment consist of the following on December 31, 2025:

Computers & IT Equipment	$ 59,137
Furniture & Fixtures	88,335
Leasehold Improvements	17,362
Office Equipment	13,734
Less Accumulated Depreciation	(170,243)
Net Property, Furniture, and Equipment	$ 8,325

Subsequent Events

Management evaluates events occurring after the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the financial statements being issued, and none are deemed material to disclose.

Employee Benefit Plan

The Company has established an employee retirement plan (the Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contribution to the Plan.

Members' Equity

	Class A	Class B	Class C	Total
Balance 12/31/2024	$ 1,306,461	$ 208,846	$ 305,475	$ 1,820,782
Net Income	451,290	520,452	523,041	1,494,783
Distributions	(374,505)	(550,000)	(660,000)	(1,584,505)
Balance 12/31/2025	$ 1,383,246	$ 179,298	$ 168,516	$ 1,731,060

The Class A members have the right to vote, to consent or withhold consent, to participate in decisions relating to the business and affairs of the Company, and to participate in making designations and elections. The Class B and Class C members have no such rights. The members are subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated to the different classes of member units, distributions are made, membership interests can be transferred, and new members can be admitted.

Commitments and Contingencies

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

Other Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $1,697,450 which is $1,692,450 more than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

Supplementary Information

Computation of Net Capital

Equity	$	1,731,060
Less non-allowable assets		(33,610)
Net Capital	$	1,697,450
Required Net Capital	$	5,000
Net Capital per audited financial statements and per FINRA 17A-5, Part IIA	$	1,697,450
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1:		
Total aggregate indebtedness		258,595
Ratio of Aggregate Indebtedness to Net Capital		0.15

Requirements Under Rule 15c3-3(e)

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the period ended December 31, 2025.



EXPERIENCE.

INSIGHT.

INTEGRITY.

February 26, 2025

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Exemption Report for SEC Rule 17 C.F.R. §240.17a-5(d)(l) and (4) for Fiscal Year 2025

Dear Sir or Madame:

Brookwood Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of Its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company Is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits Its business activities exclusively to (1) private placement of securities, (2) merges and acquisitions and (3) financial advisory services to private companies and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted In compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or Its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sincerely,

R Winborne

Robert Winborne, President

3575 Piedmont Road | 15 Piedmont Center, Suite 820 | Atlanta, GA 30305 | **phone** 404.874.7433

brookwoodassociates.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Brookwood Associates, L.L.C.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Brookwood Associates, L.L.C. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities, (2) mergers and acquisitions and (3) financial advisory services to private companies throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) private placement of securities, (2) mergers and acquisitions and (3) financial advisory services to private companies, (4) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (5) did not carry accounts of or for customers; and (6) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above

GreerWalker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Brookwood Associates, L.L.C.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Brookwood Associates, L.L.C. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office 15 South Main St., Suite 900 | Greenville, SC 29601 | USA | Tel 864.752.0080

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
March 1, 2026
Greenville, SC

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME BROOKWOOD ASSOCIATES LLC

SEC No. 8-42303

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,542,982.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 3,542,982.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 27,257.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 27,257.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 3,515,725.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 5,273.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 1,859.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,859.00		
	d	Add lines 11a through 11c		$ 1,859.00	
12		**LESSER** of line 10 or 11d.			$ 1,859.00
13	a	Amount from line 8		$ 5,273.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 1,859.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,414.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,414.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42303	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
BROOKWOOD ASSOCIATES LLC
15 PIEDMONT CENTER STE 820
ATLANTA, GA 30305
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BROOKWOOD ASSOCIATES LLC
(Name of SIPC Member)

Paula Hendrixson
(Authorized Signatory)

2/25/2026
(Date)

ph@brookwoodassociates.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.